Exhibit 2.3

AGREEMENT

This agreement is effective as of July 1, 2004 by and between Bruce Technologies, Inc., a Massachusetts corporation (“Buyer”), and Kokusai Semiconductor Equipment Corporation, a Delaware corporation (“Seller”), with respect to certain matters relating to that certain Asset Purchase Agreement between Buyer, as successor by assignment to Amtech Systems Inc., and Seller, dated as of May 3, 2004 and amended as of June 25, 2004 (the “Purchase Agreement”). Capitalized terms not otherwise defined in this agreement shall have the meanings assigned to them in the Purchase Agreement and all references to Sections are to those set forth in the Purchase Agreement.

RECITALS

A. Section 1.4(a) provides that Buyer shall assume the liabilities and obligations of Seller for future performance after the Closing for all product warranty claims relating to APEX Process Management Software sold by Seller prior to the Closing or pursuant to the Commingled Contracts set forth on Schedule 1.4(b)(ix).

B. Section 12.3 provides that the parties to the Purchase Agreement may amend or modify the Purchase Agreement in such a manner as may be agreed upon by a written instrument executed by the parties thereto.

C. The parties hereto desire, pursuant to the terms and conditions of this agreement, to amend Section 1.4(a) of the Purchase Agreement with respect to the assumption of Seller’s obligations by Buyer for warranty claims relating to APEX Process Management Software.

NOW THERFORE, in consideration of the foregoing recitals and the mutual promises made herein, the parties hereto agree as follows:

AGREEMENTS

1. Buyer shall assume the liabilities and obligations of Seller for future performance after the Closing for all product warranty claims relating to APEX Process Management Software sold by Seller prior to Closing, except for such product warranty claims relating to APEX (Version 12) software installed on vertical equipment as of the Closing Date.

2. All other terms and conditions of the Purchase Agreement, including, without limitation, the terms of Section 1.4(a) not in conflict with the terms hereof, shall remain in full force and effect. In the event of any conflict between the terms of this agreement and the Purchase Agreement, the terms of this agreement shall apply.

3. This agreement shall be governed by, and construed in accordance with, the laws of the State of California.

4. This agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that Buyer and Seller may not assign their respective obligations hereunder without the prior written consent of the other party.

5. This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall be one and the same document.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have executed this agreement on the respective dates set forth below.

BRUCE TECHNOLOGIES, INC.

By:	/s/ J.S. WHANG
Name:	J.S. Whang
Title:	CEO/President

KOKUSAI SEMICONDUCTOR EQUIPMENT CORPORATION

By:	/s/ MASAKAZU OZAWA
Name:	Masakazu Ozawa
Title:	Chief Executive Officer